SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of October, 1998

                            --------------------

                         The Dialog Corporation plc
           (exact name of registrant as specified in its charter)
                            --------------------

                        The Communications Building
                            48 Leicester Square
                          London WC2H 7D8, England
                  (Address of Principal Executive Offices)

                           ---------------------


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    Form 20-F |X|            Form 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                     Yes  |_|         No  |X|






      On October 6, 1998, The Dialog Corporation plc (the "Registrant") issued a press release, attached as Exhibit 99.1 to this report on Form
6-K, announcing that it had exercised its option to purchase Responsive Database Services, Inc., a developer and producer of business information and social science databases that are available to users through online information services, CD-ROM and the Internet, for cash of $2.85 million.
On October 8, 1998, the Registrant announced the appointment of Patrick Sommers as Chief Operating Officer and as a member of the Registrant's board of directors in a press release attached as Exhibit 99.2 hereto. On October 9, 1998, the Registrant issued a press release, attached as Exhibit 99.3 hereto, announcing the appointment of Graham Burrows as Chief Technology Officer and as a member of the Registrant's board of directors. The appointments of Messrs. Sommers and Burrows raise the number of the Registrant's directors to twelve.




                            EXHIBIT INDEX

Exhibit No.             Description                            Page No.

99.1         Press Release, "The Dialog Corporation Exercises     4
             Option to Purchase Leading Business and News
             Provider Responsive Database Systems, Inc.," dated as of October 6, 1998.

99.2         Press Release, "The Dialog Corporation Appoints      8
             Patrick Sommers as Chief Operating Officer," dated as of October 8, 1998.

99.3         Press Release, "The Dialog Corporation Appoints     10
             Graham Burrows, Joint Chief Technology Officer, to Board of Directors," dated as of October 9, 1998.